November 25, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Taylor Beech

Re:	Greenlane Holdings, Inc.
Registration Statement on Form S-3
Filed November 21, 2025 (File No. 333-291738)

Dear Ms. Beech:

On behalf of Greenlane Holdings, Inc. (the “Company”), and pursuant to our firm’s phone call with the Staff (as defined below) on November 24, 2025, we have set forth below the Company’s desire to include the delaying amendment language with respect to the Company’s Registration Statement on Form S-3 (the “Form S-3”) as noted above.

Further to our firm’s telephone call with the Staff, the Company maintains the desire for the Staff to review our Form S-3 as if the following language was included, as this language was mistakenly omitted from the Company’s submission of its S-3 on November 21, 2025:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 516-459-8161.

Sincerely,

/s/ Arthur Marcus
Arthur Marcus, Esq.
Sichenzia Ross Ference Carmel LLP

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